UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF MARKET REGULATION

September 26, 2003

Randy K. Nestel
General Counsel, Investacorp Group, Inc.
and Investacorp, Inc.
P.O. Box 9320
Miami Lakes, Florida 33014-9320

Re: No-action relief to Investacorp Group, Inc. and Investacorp, Inc.

Dear Mr. Nestel:

In your letter dated September 10, 2003, on behalf of Investacorp Group, Inc. ("Investacorp Group") and Investacorp, Inc. ("Investacorp"), you request assurances that the staff of the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if, as discussed below, Investacorp Group provides certain payroll processing services to Investacorp, a registered broker-dealer subsidiary of Investacorp Group, without Investacorp Group registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

We understand the facts to be as follows:

Investacorp Group and Investacorp shortly will become affiliates owned by a common shareholder, as part of a corporate restructuring. Investacorp Group currently owns Investacorp. Investacorp seeks to save costs, increase efficiency, simplify clerical functions and streamline its payroll processing procedures by allowing Investacorp Group to provide payroll processing services on behalf of Investacorp. Investacorp and Investacorp Group will enter into a written agreement permitting Investacorp Group to facilitate the payment of securities commissions to Investacorp's registered representatives, acting under Investacorp's instructions. You believe that these arrangements are consistent with the staff's 2002 Headway Corporate Staff Administration no-action letter.[1]

To implement that arrangement, Investacorp Group will maintain a special bank account for paying commissions to Investacorp's registered representatives. Investacorp will instruct Investacorp Group about the size and timing of the payments, and Investacorp Group will date and mail the commission checks to the registered representatives (subject to state or federal liens, garnishments or similar orders requiring payment to another person) on the same day that Investacorp transfers funds to that pass-through bank account. Investacorp Group will not pay withholding taxes on behalf of Investacorp or those representatives. Moreover, Investacorp Group will not help provide employee benefits for the representatives, nor will Investacorp Group help facilitate the payment of any other types of cash or non-cash compensation to the

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1 See Letter re: Headway Corporate Staff Administration (August 14, 2002) ("Headway").

representatives (including the reimbursement of expenses incurred by the representatives). The account will not retain any portions of the commissions deposited by Investacorp, and Investacorp Group will not impose an administrative fee for its services.

Investacorp will have sole discretion over the amount or frequency of the commissions paid to Investacorp's registered representatives under the arrangements. Investacorp Group will have no discretion over the amount or frequency of that compensation. Investacorp will continue to maintain complete supervisory control over its registered representatives, including the right to hire, compensate, discipline and terminate representatives. Investacorp, moreover, will continue to control its own securities operations in all other respects.

Investacorp will maintain, and make available for inspection, all books and records that the Commission, other relevant government regulatory authorities, and any applicable self-regulatory organizations require of a broker-dealer. Moreover, books and records related to Investacorp Group's processing of commissions will be deemed to be the property of Investacorp and will be made available for inspection by the Commission, other relevant government regulatory authorities and any applicable self-regulatory organization.

You recognize that the registered representatives of Investacorp will continue to be subject to the jurisdiction of the Commission, other relevant government regulatory authorities and any applicable self-regulatory organizations. You also recognize that Investacorp will remain fully subject to the jurisdiction of the Commission and those other entities, and will continue to be subject to liability for any acts and omissions of its registered representatives.

Response of the Division of Market Regulation

On the basis of the facts presented and your representations, the Division will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if Investacorp Group provides payroll processing services on behalf of Investacorp, as described in your letter, without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

In taking this position, we note that a broker-dealer must control the amount of securities-related compensation received by its registered representatives, and the timing of that compensation. Any other arrangement could permit unregistered persons to interfere with the broker-dealer's control over its representatives' securities activities.[2] That type of interference would conflict with self-regulatory organization rules requiring broker-dealers to supervise the securities activity of their personnel, and could undercut investor protection by weakening the application of customer protection rules governing registered representatives' securities activities. Moreover, permitting unregistered persons to influence the securities compensation of registered representatives could facilitate other abuses, such as providing a means for statutorily disqualified persons to engage in securities activities.

The Division, however, has accommodated proposals to promote efficiency in the employment relationship between registered representatives and broker-dealers though the

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2 See Letter re: Herbruck, Alder & Co. (May 3, 2002).

Headway letter and other no-action letters involving "employee leasing" companies.[3] Consistent with the principle that registered broker-dealers must be responsible for all securities activities of their employees, those letters permitted unregistered entities to employ the securities personnel of broker-dealers, and permitted those unregistered entities to intermediate the broker-dealers' compensation of those representatives. The relief in those letters was subject to conditions requiring the broker-dealers to be solely responsible for determining the amount and frequency of their employees' securities-related compensation, among other matters. The employee leasing companies, moreover, provided those services to the existing jobsite employees of their client broker-dealers, and therefore had no ability to determine which specific individuals they would employ. Those conditions were designed to ensure that the broker-dealers remained in a position to fully control the securities activities of their employees.

Your proposal differs from the situation covered by the Headway letter, however, because Investacorp Group is affiliated with Investacorp. While unregistered entities clearly may own or be affiliated with registered broker-dealers, an unregistered firm cannot engage in the broker-dealer activity of its registered affiliate without itself registering as a broker-dealer. Ultimately, the question of whether a parent's or affiliate's actions would constitute broker-dealer activity must turn upon the facts and circumstances of each particular situation.[4]

No-action relief in this instance therefore is based on your representations on behalf of Investacorp and Investacorp Group that Investacorp Group's payroll processing services will be highly circumscribed, that Investacorp Group will not be in a position to use those payroll services to directly or indirectly influence the amount and timing of the securities commissions paid to Investacorp's representatives, and that Investacorp Group will not engage in any securities-related activities. This relief also is based on your representations that Investacorp Group is located in the United States, and that Investacorp will retain full control over, and liability for, the securities activities of its registered representatives.[5] This no-action position would not apply if Investacorp Group were to engage in payroll processing activities inconsistent with the representations of your letter. Moreover, this no-action position addresses only the payroll processing activities described in your letter, and does not extend to any other activities of Investacorp Group.[6]

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3 See Headway; Letter re: EPIX Holdings Corp. (March 12, 2001); Letter re: Staff Management, Inc. (April 27, 2000).

4 See generally Letter re: 1st Global, Inc. (May 7, 2001).

5 We note that a broker-dealer's supervisory responsibilities under the federal securities laws are not affected by whether the broker-dealer treats its representatives as "employees" or as "independent contractors" for other purposes. The broker-dealer is responsible for supervising the representatives' securities activities regardless of the representative's status under state law. See, e.g., In the matter of William V. Giordano, Securities Exchange Act Release No. 36742 (January 19, 1996).

6 You state that Investacorp Group will not pay for benefits on behalf of Investacorp's registered representatives, that Investacorp Group will not pay withholding taxes on behalf of Investacorp or those representatives, and that Investacorp Group will not otherwise facilitate the payment of cash or non-cash compensation to the representatives. If you later determine that Investacorp Group should engage in any of those activities, you will need to seek additional advice from the staff.

The positions expressed above are based solely on the facts presented and the representations you have made to the Division, and any different facts or conditions may require a different response. Furthermore, this response only expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Joshua Kans
Special Counsel

INVESTACORP MEMBER · NASD/SIPC

September 10, 2003

Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
Mail Stop 10-1
450 5th Street, N.W.
Washington, D.C. 20549

RE: Investacorp Group, Inc. and Investacorp, Inc.

Dear Ms. McGuire:

On behalf of Investacorp Group, Inc. ("Group") and Investacorp, Inc. ("Investacorp"), both Florida corporations, we respectfully request that the Division of Market Regulation (the "Division") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") that the Commission take enforcement action under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") if Group provides a payroll processing administrative service as described below to Investacorp without registering as a broker-dealer under Section 15(b) of the Exchange Act. Presently, Investacorp is a wholly owned subsidiary of Group but shortly the two entities will become affiliates owned by a common shareholder as a result of a corporate restructuring.

We believe that the Exchange Act and a recent relevant staff no-action letter (Headway Corporate Staff Administration, SEC No Action Letter, August 12, 2003) are consistent with the payroll processing services which Group wishes to provide Investacorp without Group registering as a broker-dealer under Section 15 of the Exchange Act. Group is not presently providing payroll processing services to any broker-dealers nor will Group in the future provide payroll processing services to any broker-dealer other than Investacorp. Group is not a broker-dealer.

The payroll processing service that Group would perform for Investacorp would require that a special account at a national bank be established under the Group name, to serve as a pass-through account for the payment of commissions on behalf of Investacorp for its Registered Representatives. This account would not retain any portion of the commissions deposited by Investacorp. The account would serve strictly as an administrative convenience to Investacorp. Group would facilitate the payment of these commissions to Registered Representatives, acting under specific instructions provided by Investacorp. Investacorp would transfer funds to Group, on the same day the commission checks are dated and mailed. The Group account would, therefore, act merely as a pass-through account.

Investacorp hopes to experience a substantial cost savings, simplification of clerical functions, efficiency, and streamlining of its payroll processing procedures by having Group serve as a commission payment facilitator for Investacorp. Investacorp and Group would enter into a written agreement establishing the nature and limitations of the services to be rendered.

In accordance with this written agreement, Investacorp would retain the exclusive right and the obligation to direct its worksite as is necessary for the operation of its business, including the discharge of any fiduciary duty or compliance with any applicable registration, licensing, regulatory or statutory requirements. As such, Investacorp would be subject to oversight and discipline by the Commission, other relevant governmental regulatory authorities and applicable self-regulatory organizations (each, an "SRO") for any inappropriate actions engaged in by Investacorp's Registered Representatives.

Group would not manage the business of Investacorp. Control of the day-to-day operations of Investacorp will remain with Investacorp. In this regard, Investacorp will continue to maintain and handle all books and records that the Commission, any applicable SRO, or any other relevant governmental regulatory authority may require of a broker-dealer, and will continue to make such books and records available for inspection by the Commission, any other relevant governmental regulatory authority and any SRO of which Investacorp is a member.

Similarly, Investacorp will continue to maintain and handle all funds and securities for its customers. Group will only receive payment from Investacorp for commissions that Group will then pay to Investacorp Registered Representatives. There will be no governmental withholding[1] by Group for Investacorp nor for Investacorp Registered Representatives. In addition, Group will not provide employee benefits nor otherwise facilitate the payment of any other types of cash or cash reimbursement to Investacorp's Registered Representatives, including reimbursement of expenses. Group would not impose an administrative fee for its services. Group will have no discretion concerning

[1] It should be noted that Group would, however, deduct from commissions due Investacorp Registered Representatives any state and Federal liens, garnishments or similar orders, and directly remit payment to the appropriate source, but in no event would Group subsidize the payment on behalf of Investacorp Registered Representatives.

the amount or frequency of the commission to Registered Representatives of Investacorp. Investacorp will be responsible for informing Group of the payments that are to be made to its Registered Representatives. Books and records relating thereto will be deemed property of Investacorp and will be available for inspection by the Commission, other relevant governmental regulatory authorities and any SRO of which Investacorp is a member.

Investacorp will maintain all supervisory control over its employees. In this regard, Investacorp will be wholly responsible for the proper registration, training and supervision of its Registered Representatives. Investacorp will retain the traditional rights of an employer, including the right to hire, set compensation, terminate, discipline, and reassign Registered Representatives of Investacorp. Group will have no authority to hire or terminate Investacorp's Registered Representatives. Furthermore, Group will not engage in any securities related activities. Registered Representatives will continue to be held out to the public as Investacorp's Registered Representatives and Associated Persons and continue to serve as Investacorp's agent in effecting securities transactions. Investacorp will be liable for the acts or omissions of each Registered Representative after the agreement between Group and Investacorp is entered into, to the same extent that it had been liable prior to execution of such agreement. In this regard, each Registered Representative of Investacorp, as well as Investacorp, will be subject to the same administrative jurisdiction of the Commission and of other relevant governmental regulatory authorities and SROs both before as well as after entering into such agreement.

Section 3(a) (4) of the Exchange Act defines the term "broker," in relevant part, as "any person engaged in the business of effecting transactions in securities for the account of others." Section 3(a) (5) of the Exchange Act defines the term "dealer," in relevant part, as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise."

Based upon the facts set forth above, we are of the view that Group does not become a broker-dealer by providing payroll processing administrative services to Investacorp since Group will retain none of the commissions nor any other funds. As noted above, the staff has adopted this position in a recent no-action letter.

Consistent with the foregoing, we respectfully request that the Division advise Group that it will not recommend to the Commission that it take any enforcement action under Section 15(a) of the Exchange Act if Group carries out the payroll processing administrative services described above without registering with the Commission as a broker-dealer.

Enclosed please find seven additional copies of this letter for your use. If you believe that the staff of the Division cannot issue a favorable letter in accordance with this request based upon the facts specified above, we respectfully request that you contact the undersigned at (305)557-3000, so that we may discuss your concerns. We thank you for your consideration in this matter.

Sincerely,

Randy K. Nestel
General Counsel
Senior Vice President
Investacorp Group, Inc.
Investacorp, Inc.

RKN/al

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